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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Waters, John D.		F.N.B. Corporation (FBAN)					###-##-####
	1130 Rodeo Drive	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			01/20/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Hermitage, PA 16148 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President & Director of Investor Relations

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON													1466.357		D

	COMMON													5365.0000		D

	COMMON													510.0000		D

	COMMON													1511.8669		I		BY TRUST (401K PLAN)

	COMMON													1765.3693		I		BY TRUST (401K PLAN)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	STOCK OPTIONS (GRANTED 01/26/1997)		17.72		(1)

	STOCK OPTIONS (GRANTED 01/18/1998)		27.28		(1)

	STOCK OPTIONS (GRANTED 01/24/1999)		21.03		(1)

	STOCK OPTIONS (GRANTED 01/23/2000)		20.22		(1)

	STOCK OPTIONS (GRANTED 01/22/2001)		20.66		(1)

	STOCK OPTIONS (GRANTED 01/20/2002)		25.62		(1)

	STOCK OPTIONS (GRANTED 01/20/2003)		27.22		01/20/2003				A			13115

	COMMON STOCK EQUIVALENT (3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	IMMED	01/26/2007		COMMON STOCK	14666				14666		D

	IMMED	01/18/2008		COMMON STOCK	10446				10446		D

	(2)	01/24/2009		COMMON STOCK	19494				19494		D

	(2)	01/23/2010		COMMON STOCK	21413				21413		D

	(2)	01/22/2011		COMMON STOCK	21971				21971		D

	(2)	01/20/2012		COMMON STOCK	12841				12841		D

	(2)	01/20/2013		COMMON STOCK	13115				13115		D

	(4)			COMMON STOCK	954				954		I		INTEREST IN PLAN

Explanation of Responses:

(1) No activity since date of last report; included solely to represent current beneficial ownership.

(2) Options vest over a five year period, 20% each year on anniversary of grant date.

(3) Represents credit under supplemental retirement plan for employer matching contributions which reporting person was prevented from receiving under exempt 401(k) Plan.

(4) Upon entitlement to amounts under 401(k) plan

/s/ John D. Waters	01/23/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.